25003156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51030

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PCE Investment Bankers, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
APR 11 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 E. New England Avenue, Suite 400
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael W. Poole	407-621-2112	mpoole@pcecompanies.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker, Johnson, & Smith, P.A.
(Name – if individual, state last, first, and middle name)

500 West Cypress Rd., Suite 450	Ft. Lauderdale	FL	33309
(Address)	(City)	(State)	(Zip Code)

9/29/2003	400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Poole, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PCE Investment Bankers, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Beatriz Andrea Mujica
My Commission
HH 198794
Exp.11/15/2025

Signature: [signature]

Title:
President

[signature]
Notary Public

Notary Public State of Florida
Beatriz Andrea Mujica
My Commission
HH 198794
Exp.11/15/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PCE INVESTMENT BANKERS, INC.
(A Subsidiary of PCE Holdings, Inc.)

Table of Contents
December 31, 2024

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of PCE Investment Bankers, Inc.
Winter Park, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PCE Investment Bankers, Inc. (the "Company") as of December 31, 2024, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as PCE Investment Bankers, Inc.'s auditor since 2017.
Fort Lauderdale, Florida
March 25, 2025

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

ASSETS:		
Cash and cash equivalents	$	1,716,944
Trade accounts receivable		27,500
Prepaid expense		81,896
Interest receivable		6,217
TOTAL ASSETS	$	1,832,557

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES-		
Accrued expenses	$	30,208
COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS (NOTES 5 AND 6)		
STOCKHOLDERS' EQUITY:		
Common stock:		
Class A common stock, voting, $.01 par value; 50,000 shares authorized, 7,200 shares issued and outstanding		72
Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 3,327 shares issued and outstanding		33
Additional paid-in-capital		624,789
Retained earnings		1,177,455
TOTAL STOCKHOLDERS' EQUITY		1,802,349
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,832,557

The accompanying notes are an integral part of this financial statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:		
Success fees	$	6,105,343
Advisory fees		980,500
Interest income		38,900
TOTAL REVENUES		7,124,743
OPERATING EXPENSES:		
Contract labor - related parties		4,964,670
General and administrative expenses		1,478,878
Regulatory fees		42,888
TOTAL OPERATING EXPENSES		6,486,436
NET INCOME	$	638,307

The accompanying notes are an integral part of these financial statements.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

	Class A Common Voting	Class B Common Non-Voting	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE DECEMBER 31, 2023	$ 72	$ 33	$ 624,789	$ 819,148	$ 1,444,042
Net income	-	-	-	638,307	638,307
Distributions	-	-	-	(280,000)	(280,000)
BALANCE DECEMBER 31, 2024	$ 72	$ 33	$ 624,789	$ 1,177,455	$ 1,802,349

The accompanying notes are an integral part of these financial statements.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Fees received	$ 7,243,343
Interest received	32,683
Payments for employee compensation and benefits	(4,987,847)
Fees and expenses paid	(1,539,680)
NET CASH PROVIDED BY OPERATING ACTIVITIES	748,499
CASH FLOWS FROM FINANCING ACTIVITY-	
Distributions to stockholder	(280,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	468,499
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,248,445
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,716,944

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 638,307
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in trade accounts receivable	157,500
Increase in prepaid expenses	(17,914)
Increase in interest receivable	(6,217)
Decrease in accrued expenses	(23,177)
	110,192
Net cash provided by operating activities	$ 748,499

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Nature of Business: PCE Investment Bankers, Inc., (the "Company") was incorporated in July 1997 for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. The Company is a wholly-owned subsidiary of PCE Holdings, Inc. The Company provides investment banking and consulting services for its clients.

Exemptive Provisions: The Company operates pursuant to the (k)(2)(i) exemptive provision of Securities and Exchange Commission ("SEC") Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker-dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of PCE Investment Bankers, Inc.".

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Revenue Recognition

The majority of the Company's revenues are derived from success and advisory fees, which are within the scope of the accounting guidance with respect to revenue from contracts with customers. The following summarizes the Company's revenue recognition accounting policy related to these activities:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Success fees: The Company earns revenue through success fees received based upon the occurrence of certain events, which may include announcements or the successful completion of various types of financial transactions, including the closing of Employee Stock Ownership Plan ("ESOP") transactions or other types of investment banking transactions. Each client contract stipulates the fee structure based on the agreed upon services. Generally, an initial non-refundable fee is received upon execution of the contract, with an additional fee due upon the successful closing of the transaction.

The Company recognizes revenue once there is a contractual agreement with a client, all performance obligations have been satisfied, fees are fixed or determinable, and collection is reasonably assured. The Company believes all performance obligations have been satisfied once the transaction closes and has been consummated in accordance with the contractual agreement.

Advisory fees: The Company earns revenue through agreements with its clients for which services are provided related to various types of financial transactions. Advisory fees are primarily derived from consulting services in relation to investment banking transactions, including the creation and financing of the ESOP, and other types of investment banking services. Each agreement stipulates the fee structure based on the agreed-upon services.

Generally, an initial non-refundable fee is received upon execution of the contract, with the remainder of the initial fees due monthly as advisory services are provided. The Company recognizes revenue once there is a contractual agreement with a client, all performance obligations have been satisfied, fees are fixed or determinable, and collection is reasonably assured. The Company believes all performance obligations have been satisfied once the agreed upon services have been rendered to the client.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Trade Accounts Receivable

Trade accounts receivable represent fees due for advisory and consulting services that have been completed during the year and are billed based on the terms of the individual agreements with the Company's clients. Receivables are generally considered past due if not paid within 30 days of the invoice date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses

The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326, Financial Instruments – Credit Losses, which provides guidance for measuring credit losses for the Company's financial assets. The Company recognizes an expected allowance for credit losses with respect to its trade accounts receivable. In addition, also at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. This estimate is calculated on an individual account basis. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses. The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery, in accordance with the Company's accounting policy election. The total amount of write-offs was immaterial to the financial statements as a whole for the year ending December 31, 2024.

Income Taxes

The Company elected to be taxed as an S corporation in accordance with Section 1362 of the Internal Revenue Code. In addition, under provisions of the Internal Revenue Code, effective January 1, 2006, the Company is a qualified subchapter S subsidiary, and all income tax information of the Company is included in the income tax return of PCE Holdings, Inc. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

FASB ASC Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2024.

Single Segment Reporting

The Company is engaged in a single line of business as a securities broker/dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure the profit and loss of the segment are the same as those described in this summary of significant accounting policies.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,686,736, which was $1,681,736 more than the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2024 was 0.0179 to 1.

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

The Company has no liabilities subordinated to claims of creditors.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company does not have any material commitments as of December 31, 2024.

The Company may be exposed to various asserted and unasserted potential legal claims encountered in the normal course of business. As of December 31, 2024, and through the date of this report, there were no such claims.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company is under common control with sister companies PCE Advisory, LLC, PCE Valuations, LLC, and PCE Indexes, LLC.

In addition, PCE Management, Inc. ("PCEM") is a subsidiary of PCE Holdings, Inc. On January 1, 2008, the Company entered into a management agreement with PCEM under which certain overhead expenses, payroll, payroll related expenses, and other costs would be paid to PCEM monthly in addition to a fee for management services. Consequently, operating results and financial position may be different than if these entities were autonomous. Pursuant to the management agreement, $6,436,856 was recorded in operating expenses in various accounts for the year ended December 31, 2024.

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has adopted FASB ASC 820, Fair Value Measurements and Disclosures for its financial assets and liabilities. FASB ASC 820 refines the definition of fair value, expands the disclosure requirements about fair value measurements, and establishes specific requirements as well as guidelines for a consistent framework to measure fair value.

The Company's financial instruments are cash and cash equivalents and accounts receivable. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at two financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per insured bank. From time to time, these balances may exceed the federally insured limits. Amounts in excess of insured limits were $1,216,944 at December 31, 2024. It is the opinion of management that the probability of the Company having to absorb the amount at risk of loss is remote as these balances are maintained with high-quality financial institutions.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events were evaluated through March 25, 2025 which is the date the financial statements were available to be issued. Management has determined that there are no events occurring subsequent to December 31, 2024 requiring disclosure or recognition in these financial statements as of December 31, 2024.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

Total equity from statement of financial condition	$	1,802,349
Deduct ownership equity not allowable for net capital		-
Total capital		1,802,349
Deductions and other charges		
Non-allowable assets:		
Trade accounts receivable		27,500
Prepaid expenses		81,896
Interest receivable		6,217
Total non-allowable assets		115,613
Net capital		1,686,736
Minimum net capital required		5,000
Excess net capital	$	1,681,736
Aggregate indebtedness	$	30,208
Ratio of aggregate indebtedness to net capital		0.0179 to 1

See accompanying notes to financial statements.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

SCHEDULE II
RECONCILIATION OF COMPUTATIONS OF NET CAPITAL
(AS FILED VS. FINANCIAL REPORT)

DECEMBER 31, 2024

Net capital (as filed)	$	1,686,736
Adjustments made subsequent to Focus report filing:		
NONE		-
Net capital (financial report)	$	1,686,736

See accompanying notes to financial statements.

March 25, 2025

Hacker, Johnson & Smith PA
Post Office Box 20368
Tampa, Florida 33622-0368

We are providing this letter in connection with your review of PCE Investment Bankers, Inc's (the "Company") assertions, included in the accompanying Exemption Report Pursuant to 17C.F.R. §240.17a-5(d)(1) and (4), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception, for the purpose of expressing an opinion about whether, based on the results of your review procedures, you are aware of any material modifications that should be made to the Company's assertions for the Exemption Report to be fairly stated, in all material respects. The Company's management is responsible for compliance with the exemption provisions and its assertions.

We confirm, to the best of our knowledge and belief, as of **March 25, 2025**, the following representations made to you during your review.

1. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the fiscal year and that the following assertions are the responsibility of management:
    a. The Company did not carry customer accounts of any kind,
    b. The Company did not receive customer funds or securities,
    c. The Company has not held funds or securities for or owe money or securities to customers;
2. The assertions included in our exemption report are the responsibility of management;
3. We have made available to you all records and other information relevant to our assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exemptions to the exemption provisions, received through the date of the auditor's review report; and
4. There are no known events or other factors that have arisen subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

Sincerely,

PCE INVESTMENT BANKERS, INC.

Michael Poole
Title: President

Melissa Holdcraft
Title: Firm Coordinator

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Exemption Report

To the Board of Directors and Stockholder
PCE Investment Bankers, Inc.
Winter Park, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) PCE Investment Bankers, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: under a (k)(2)(i) exemption (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
March 25, 2025

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

PCE Investment Bankers, Inc.
200 East New England Avenue, Suite 400
Winter Park, Florida 32789

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of PCE Investment Bankers, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to images of canceled checks noting no difference;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
March 25, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
PCE INVESTMENT BANKERS INC	8-51030

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 7,124,738.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 7,124,738.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 7,124,738.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 10,687.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 4,827.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 135.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 4,692.00		
	d Add lines 11a through 11c		$ 4,827.00	
12	**LESSER** of line 10 or 11d.			$ 4,827.00
13	a Amount from line 8		$ 10,687.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 4,827.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 5,860.00
14	Interest (see instructions) for 10 days late at 20% per annum			$ 32.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 5,892.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-51030	DEA: FINRA	2024	Dec

MEMBER NAME PCE INVESTMENT BANKERS INC

MAILING ADDRESS 200 E NEW ENGLAND AVE STE 400
WINTER PARK, FL 32789
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PCE INVESTMENT BANKERS INC
(Name of SIPC Member)

Melissa Holdcraft
(Authorized Signatory)

3/14/2025
(Date)

mholdcraft@pcecompanies.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.